Wearable devices ltd.

2 Ha-Ta’asiya Street

Yokne’am Illit, 2069803 Israel

March 14, 2022

Via EDGAR

Patrick Faller

Mitchell Austin

Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, NE

Washington, DC 20549

Re:	Wearable Devices Ltd. (the “Company,” “we,” “our” and similar terminology)
Registration Statement on Form F-1 Filed February 18, 2022 File No. 333-262838

Dear Sirs:

The purpose of this letter is to respond to the comment letter of March 8, 2022, received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission regarding the above-mentioned registration statement on Form F-1. For your convenience, your original comments appear in bold text, followed by our response. We are concurrently submitting Amendment No. 1 to Form F-1 (“Amendment No. 1”).

Page references in our responses are to Amendment No. 1.

Registration Statement on Form F-1 filed February 18, 2022

Note 6. Subsequent Events, page F-23

1.	Please revise to disclose the date through which you evaluated subsequent events. Refer to ASC 855-10-50-1(a). Similar revisions apply to your year-end disclosures.

Response: We have revised our disclosure on page F-22 of Amendment No. 1 in response to the Staff’s comment. For the year-end disclosure, please refer to Note 2(q) on page F-11.

2.	If material, please revise to disclose the amount of stock-based compensation associated with each stock award grants subsequent to your quarter end. Refer to ASC 855-10-50-2.

Response: We have revised our disclosure on page F-15 and F-23 of Amendment No. 1 in response to the Staff’s comment.

Exhibits

3.	We note that certain attachments were omitted from Exhibit 10.4, including the benefit track no. 1 - R&D Fund ("Track"). Please refile the agreement to include this attachment and any other material attachments, or advise. Consider Item 601(a)(5) of Regulation SK.

Response: In response to the Staff’s Comment, we have refiled Exhibit 10.4 and revised our disclosure on page II-3 to file the benefit track no. 1 - R&D Fund (“Track”) document, which contains the rules set forth by the research committee for executing the provisions of the Track and Innovation Law, and the rules and procedures set forth thereunder. Any additional attachments described in Exhibit 10.4 concern royalty payment provisions and restrict how we may use our technology, which same was fully disclosed in response to the Staff’s February 28, 2022 letter, Comment No. 6. We consider any additional attachments to be non-material pursuant to Item 601(a)(5) of Regulation SK.

Furthermore, we would like to clarify that approval of the committee that is responsible for operating the Track was superseded by the Israeli Innovation Authority’s final approval (Exhibit A to Exhibit 10.4), which was issued after we had executed the letter of undertaking, which constitutes Exhibit 10.4.

Patrick Faller and Mitchel Austin

Division of Corporate Finance

Office of Technology

Securities and Exchange Commission

March 14, 2022

4.	We note your response to prior comment 3 and the Share Purchase Agreement filed as Exhibit 10.3 to your registration statement. It appears from the Share Purchase Agreement that you entered into additional "Financing Agreements" with various lenders. Please file a copy of these agreements and disclose the material terms of the Share Purchase Agreement and the Financing Agreements in your prospectus. We also note that the lock-up period described in the Share Purchase Agreement begins 180 days after the closing date of your initial public offering, but the form of lock-up agreement has been omitted from Exhibit D. Please refile the exhibit to include the form of lock-up agreement. Further, we note that Exhibit A-1 appears to redact or omit information, including certain dates and amounts that are referenced in the agreement. Please include this information in the refiled agreement or advise.

Response: We respectfully advise the Staff that the convertible loan agreements referenced have previously been converted to ordinary shares. As a result, we believe that, given the fact that such investments were converted to ordinary shares, the financing agreements underlying such shares are not material and do not require disclosure in the prospectus. We have refiled Exhibits A-1 and D to Exhibit 10.3 to in response to the Staff’s comment. We note that Exhibit A-1 of the executed copy of Exhibit 10.3 included only the names of the Lenders without the execution dates or amounts, but we have filled in those columns for clarity.

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If you have any questions or require additional information, please call our attorney Howard Berkenblit at (617) 338-2979 or Oded Har-Even at (212) 660-5002, each of Sullivan & Worcester LLP.

Sincerely,

WEARABLE DEVICES LTD.

By:	/s/ Asher Dahan
Chief Executive Officer